

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 22, 2007

via U.S. mail and facsimile

George H. Juetten
Executive Vice President and Chief Financial Officer
Washington Group International, Inc.
720 Park Boulevard
Boise, Idaho 83712

> **Re:** **Washington Group International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2005**
> **Forms 10-Q for the Quarters Ended March 31, 2006, June 30, 2006**
> **and September 29, 2006**
> **File No. 1-12054**

Dear Mr. Juetten:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief